File No. 82-3841

03 MAR 14 AM 7:21

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

5 March 2003

03007800

To: Australian Stock Exchange
Companies Announcements Platf
20 Bridge Street
Sydney NSW 2000

SUPPL

MERGER OF JUPITERS AND TABCORP

I attach for release to the market an announcement in relation to the proposed merger between TABCORP Holdings Limited and Jupiters Limited.

I also attach a copy of the slides to be used at a presentation to analysts later today.

Peter Caillard
General Counsel and Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Enc.

Merger of Jupiters and TABCORP

Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") today announced a proposal to merge and have agreed an exclusivity period to negotiate a Merger Implementation Agreement and to undertake reciprocal due diligence.

The merger will be subject to the approval of the Treasurer of Queensland.

Merger Terms

The Board of Jupiters is pleased to recommend the proposed merger on the following agreed terms.

Jupiters' ordinary shareholders will receive on average from TABCORP:

- 24 TABCORP shares; and
- $285.00 cash

for every 100 Jupiters' ordinary shares they own.

Jupiters' ordinary shareholders will receive from Jupiters:

- A proportion of Centrebet sale proceeds (described below); and
- A fully franked special dividend of $0.75 cash per Jupiters' ordinary share.

The special dividend will have attached franking credits of approximately $0.32 per Jupiters' ordinary share but will be subject to receiving a satisfactory tax ruling.

The merger proposal for ordinary shareholders implies a value of $6.06 (based on the volume weighted average price of TABCORP shares traded on the Australian Stock Exchange in the three months to the date of this announcement ($10.26)). In addition, Jupiters' ordinary shareholders will receive the value of the franking credits and the value of their proportion of the Centrebet sale proceeds described below.

Holders of Jupiters' reset preference shares will be offered:

- $105.26 cash for each preference share, plus accrued dividends.

Centrebet

Jupiters will undertake a trade sale, IPO or demerger of the Centrebet business. As Centrebet does not fit with TABCORP's international growth priorities and strategic direction, both parties have agreed that value for Jupiters' ordinary shareholders can be maximised by divesting the Centrebet business prior to the merger. Accordingly, Jupiters' ordinary shareholders will share in the value realised from the divestment of Centrebet on a pro-rata basis. The merger of Jupiters and TABCORP is not conditional on the divestment of Centrebet.

Share / Cash Mix Variation

A mechanism will be provided for Jupiters' ordinary shareholders to apply to receive a different proportion of TABCORP shares or cash (excluding the special dividend) in their consideration, subject to a maximum cash pool of approximately $574 million and a maximum share pool of approximately 48.4 million shares. Both pools are subject to adjustment as a result of conversions of Jupiters' reset preference shares.

Benefits to Jupiters' Shareholders

Mr Lawrence Willett, Chairman of Jupiters, said "TABCORP's offer provides Jupiters' shareholders with fair consideration for their shares in Jupiters. It allows shareholders to realise approximately 60% of their holdings in cash, while the share consideration will allow them to participate in an enlarged and more diversified gaming company."

"To the extent that Jupiters' shareholders receive TABCORP ordinary shares or choose to reinvest gross cash consideration into TABCORP ordinary shares, they are expected to benefit from a substantial uplift in annual dividends. Based on annual dividends (annualised using the last interim dividends declared) of 22 cents per Jupiters' ordinary share and 66 cents per TABCORP ordinary share, a Jupiters' ordinary shareholder who reinvests the gross cash proceeds from the merger (excluding any proceeds from Centrebet) would receive an increase in annual dividends of approximately 80% per Jupiters' ordinary share."

Benefits to TABCORP's Shareholders

Commenting on the merger, Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said " I am pleased we have been able to agree on merger terms with Jupiters that will further enhance TABCORP's position as Australia's pre-eminent gambling and entertainment company".

"Importantly, the merger is expected to be earnings per share accretive (pre goodwill amortisation) in the first full year from the date of the merger and TABCORP's strong track record of increasing dividends on an annual basis is expected to be enhanced. In the medium term, we believe that significant value can be created for TABCORP's shareholders arising from synergies within the merged entity, increased scale and business diversity and enhanced financial strength."

Benefits to Queensland

Mr Slatter also said "We are excited by the opportunity to substantially expand our operations into Queensland. Queensland's underlying economic growth prospects, particularly in the Gold Coast to Brisbane corridor, are outstanding. We look forward to combining our core casino and gaming skills with those of Jupiters to further enhance the appeal of these operations for customers and for the benefit of all stakeholders and Queensland generally. I am pleased to welcome approximately 5,000 Queensland employees of Jupiters to the enlarged TABCORP group".

"Upon completion of the merger, the merged entity's casino management group will be based on the Gold Coast. There is no doubt that Conrad Jupiters is an icon of the Gold Coast and we will promote the casino and the soon to be completed convention centre throughout Australia and internationally to further enhance tourism to the Gold Coast and Queensland generally".

The Merged Entity

The merged entity is expected to have annual earnings before interest, tax, depreciation and amortisation of more than $700 million, and combined with an investment grade credit rating, will be well positioned to pursue growth opportunities in other parts of Queensland, Australia and abroad.

The merged entity would operate Australia's leading gambling and entertainment businesses. This would include operating approximately 18,000 gaming machines and Keno operations on the east coast of Australia; four casino and hotel facilities - Star City, Conrad Jupiters, Conrad Treasury and Jupiters Townsville and off course wagering and sportsbetting operations in Victoria – the home of Australian racing.

Mr Michael Robinson, TABCORP's Chairman, said "Upon completion of the merger, we look forward to offering two Board seats to current members of the Jupiters' Board and are delighted that Mr Lawrence Willett AO, Chairman of Jupiters, and Mr John Story have agreed to join the TABCORP Board. Both Mr Willett and Mr Story further enhance the TABCORP Board's experience and knowledge of the gaming and entertainment industry, particularly in Queensland, further strengthening the merged company".

Merger Implementation and Conditions

It is proposed that the merger would be implemented by TABCORP acquiring all of Jupiters' ordinary shares and reset preference shares by way of schemes of arrangement. The scheme of arrangement in relation to the reset preference shares will be conditional on approval of the scheme of arrangement in relation to the ordinary shares but not vice versa.

The merger is also subject to satisfactory completion of reciprocal due diligence by Jupiters and TABCORP, execution and performance of a Merger Implementation Agreement, receipt of all regulatory approvals (including the approval of the Queensland Government) and approval of Jupiters' shareholders and the Court to the schemes of arrangement.

It is intended that merger documentation will be available by end of April 2003 and that the merger will be implemented by the end of July 2003.

UBS Warburg is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to TABCORP.

Salomon Smith Barney is acting as financial adviser and Corrs Chambers Westgarth is acting as legal adviser to Jupiters.

For further information please contact:

At TABCORP:
Ms Tricia Wunsch
General Manager Corporate Affairs
TABCORP Holdings Limited
Ph (03) 9868 2595

At Jupiters:
Mr Rob Hines
Chief Executive Officer and
Managing Director
Jupiters Limited
Ph (07) 5584 8900

At UBS Warburg:
Mr Peter Scott or Mr Tim Antonie
UBS Warburg Australia Limited
Ph (03) 9242 6367

At Salomon Smith Barney:
Mr Paul Binsted
Salomon Smith Barney
Ph (02) 8225 4663

Merger of Jupiters and TABCORP

Jupiters LIMITED

TABCORP

Agreed and recommended merger terms

- Jupiters' ordinary shareholders will receive on average from TABCORP:
  - 24 TABCORP ordinary shares; and
  - $285.00 cash

  for every 100 Jupiters shares they own.

- Jupiters' ordinary shareholders will receive from Jupiters:
  - A proportion of Centrebet sale proceeds; and
  - A fully franked special dividend of $0.75 cash per Jupiters' ordinary share.

- The holders of Jupiters' reset preference shares will receive $105.26 cash per reset preference share

Value added from the merger

- Combine and leverage expertise in casino operations
- Greater operational scale to extract synergies
- Combine and leverage expertise in hotel and food & beverage management
- Combine and leverage Jupiters' Keno expertise with TABCORP's Trackside business
- Further extract benefits from merged entity's expertise in information technology
- Broaden skill base and expertise to position company for future opportunities
- Diversifies the entity's regulatory jurisdictions

Creation of Australia's pre-eminent gambling compan;

A merger between TABCORP and Jupiters will create one of Australia's leading gambling companies with a diverse range of operations

- Pre-eminent gambling and entertainment company across gaming, casino, wagering and keno markets
  - 18,000 gaming machines on Australian east coast
  - Four of Australia's leading hotel and entertainment facilities
    - Star City
    - Conrad Jupiters
    - Conrad Treasury
    - Jupiters Townsville
  - Ownership of wagering operations in Victoria
  - Keno operations in Queensland, NSW and Victoria
  - Gaming machine monitoring activities

Other benefits for Queensland

Queensland's underlying economic growth prospects are outstanding, particularly in the Brisbane to Gold Coast corridor

- Casino management for the merged entity to be Queensland based
- Jupiters' commission play business to be retained
- Merged company to promote Queensland tourism, support the convention centre and maintain local sponsorship and community involvement
- Substantial opportunities for approximately 5,000 Queensland employees in the enlarged TABCORP group

Attractive proposal for Jupiters and TABCORP shareholders

TABCORP's proposal is value enhancing for both Jupiters and TABCORP shareholders

- Proposal (including Jupiters' special dividend) values Jupiters at \$6.06[1] per ordinary share, excluding Centrebet
- Additional value for Jupiters' ordinary shareholders through the trade sale, demerger or IPO of Centrebet
- Jupiters' ordinary shareholders may attach additional value to franking credits
  - special dividend is subject to tax ruling
- Merger is expected to be EPS (pre amortisation) accretive for TABCORP shareholders in the first full year of the merger
- Growth and synergy benefits for TABCORP shareholders

Notes:
1 Based on a value of \$10.26 per TABCORP ordinary share

Substantial premium

The aggregate value of TABCORP's merger proposal is $6.06 plus Centrebet and franking credits (subject to a favourable tax ruling). This represents a substantial premium for Jupiters' ordinary shareholders



$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
Value to Jupiters' shareholders = $6.06
25% premium
Jupiters' VWAP (17/10/02 to 16/12/02) = $4.84
Oct-02
Nov-02
Dec-02
Jan-03
Jupiters' trading price
Value to Jupiters' shareholders
Jupiters' VWAP (17/10/02 to 16/12/02)

Source: IRESS

Notes:

1 17 October 2002 refers to the date of Jupiters profit warning and 16 December 2002 refers to the date of Jupiters and UNiTAB merger discussions announcement

2 Value of scrip component based on 3 month VWAP of $10.26 per TABCORP share

Substantial premium (continued)

The aggregate value of TABCORP's merger proposal implies a transaction multiple which is consistent with independent experts' valuations of precedent transactions

EV/EBITDA (LTM)



12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
11.0x
8.9x
8.5x
7.8x
7.3x
Star City
Value to Jupiters' shareholders
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust

Source: Independent Experts' reports
Notes:
1 Proforma excluding Centrebet

Value uplift for Jupiters' ordinary shareholders

The transaction is expected to be significantly accretive for Jupiters' ordinary shareholders on an EPS (pre amortisation) basis and will result in a dividend per share uplift

Proforma dividend uplift for Jupiters' ordinary shareholders based on annualised first half (FY2003) dividends



45
40
35
30
25
20
15
10
5
0
cents per share
22
+80%
DPS 1,2,4
Jupiters
Merged company

Fully franked dividends to be received by Jupiters' ordinary shareholders (1/1/03 to 31/12/03)

Jupiters' interim dividend	$0.11
Jupiters' special dividend[5]	$0.75
TABCORP's final dividend[3]	$0.19
Total dividend	**$1.05**

Source: TABCORP estimates

NOTES:

1 Assumes value of $6.06 under "cash and shares" alternative is invested into TABCORP shares at $10.26 each
2 Excludes special dividend - subject to tax ruling
3 Jupiters' ordinary shareholders' pro-rata interest in TABCORP's dividend (based on TABCORP's first half dividend for FY2003)
4 Annualised dividends for Jupiters and TABCORP based on first half of FY2003

Flexibility to choose between cash and shares

TABCORP's merger proposal provides Jupiters' ordinary shareholders with the flexibility to choose the consideration which best meets their objectives (subject to scale back)

'Cash and Shares'	'Maximum Cash'	'Maximum Shares'
◆ $2.85 cash ◆ 0.24 TABCORP shares	◆ $2.85 cash ◆ Jupiters' ordinary shareholders can elect to receive additional cash of $2.40 in lieu of TABCORP shares to the extent that cash is available from a cash pool	◆ 0.24 TABCORP shares ◆ Jupiters' ordinary shareholders can elect to receive additional TABCORP shares of 0.285 TABCORP shares to the extent that TABCORP shares are available from a share pool

Jupiters' ordinary shareholders would also receive a fully franked special dividend of 75 cents per share from Jupiters (subject to a favourable tax ruling)

Proposal for Jupiters' reset preference shareholders

TABCORP also proposes to acquire all of the Jupiters' reset preference shares on issue

- The holders of Jupiters' reset preference shares will receive $105.26 cash for each reset preference share plus any accrued dividends

Funding composition

TABCORP will conservatively fund the merger and expects to retain an investment grade credit rating following the transaction



38% equity
62% debt
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
A$m
484
154
238
785
1,661
Equity
DRP
US$ notes(1)
Debt
Acquisition cost

NOTES:

1 It is TABCORP's intention that Jupiters' existing US$ notes will remain on issue

Transaction structure

It is proposed that the merger will be implemented by separate schemes of arrangement for the ordinary shares and the reset preference shares

- The transaction is expected to be subject to a limited number of conditions including:
  - Obtaining approval from Jupiters' shareholders;
  - Obtaining approval from the Court; and
  - Obtaining approval from the Queensland Government and regulatory authorities
- The scheme of arrangement for Jupiters' ordinary shares is not conditional on the scheme of arrangement for Jupiters' reset preference shares
- The scheme of arrangement for Jupiters' reset preference shares is conditional on the scheme of arrangement for Jupiters' ordinary shares
- The schemes of arrangement for Jupiters' ordinary shares and reset preference shares are not conditional on the divestment of Centrebet

Merger of Jupiters and TABCORP

Jupiters LIMITED

TABCORP